Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following blog post was posted by Comcast on its website:

Comcast and Time Warner Cable to Present Consumer Benefits to Congress

By David L. Cohen, Executive Vice President, Comcast Corporation

Today, following our recent filing of our Hart-Scott-Rodino notification with the Department of Justice and our filing at the FCC of our Public Interest Statement, I will testify before the U.S. Senate Judiciary Committee as we start to make the public interest case for our transaction with Time Warner Cable. I plan to outline for the Committee the many ways that the proposed transaction to combine Time Warner Cable with Comcast will benefit millions of Americans.

At the hearing, I’ll be joined by Time Warner Cable CFO Artie Minson and other witnesses, including Back9Network CEO James Bosworth, Public Knowledge President Gene Kimmelman, SpotOn Networks CEO Dick Sherwin, and University of Pennsylvania Law School Professor Christopher Yoo.  You can watch the hearing live on the committee’s website, on C-SPAN3 TV, and c-span.org.

Today, traditional boundaries between media, communications, and technology companies are rapidly becoming obsolete. The competitive ecosystem in which we operate includes companies with national and global footprints – like AT&T, Verizon, DirecTV, DISH, Netflix, Amazon, Apple, Sony, Google, and Facebook – all of whom are competing with each other, and with us, in unprecedented ways – and all to the benefit of consumers. This transaction will give our company the scale that will enable us to make larger investments in R&D, innovation, and infrastructure, so we can compete more effectively in this incredibly dynamic marketplace. And when we invest, our competitors will be spurred to invest, too, benefiting even more Americans. In fact, many of them have already announced their plans to expand investment in response to our proposed transaction.

Our investment will bring Time Warner Cable customers faster Internet speeds, more programming choices, next-generation TV, and more robust Wi-Fi. These aren’t just empty promises. We have a proven record of investing billions in new technologies and networks.  We’re leaders in high speed internet – and with today’s Internet speed announcement, we’ve increased the speed of our high speed data service 13 times in 12 years. We carry more than 160 independent networks and we committed to launch 10 new independent cable channels in 2011, eight of which were to be minority owned (five of these ten networks have already launched). We’re making the future of TV a reality with our acclaimed X1 entertainment operating system and our recent launch of cloud DVR. We have the fastest in-home Wifi to power the next generation of entertainment, and we just announced the deployment of more than a million Wi-Fi hotspots coast to coast. Business customers will also benefit from a stronger new entrant offering more choice and better prices.

This transaction will also lead to substantial benefits for the broader American public. In the last two and a half years, Comcast has connected over 1.2 million low-income people to the Internet through our acclaimed Internet Essentials program. We’ve committed to extend that program to all Time Warner Cable communities – meaning we’ll be fighting the digital divide in 19 of the nation’s 20 largest cities. Additionally, Comcast is currently the only ISP legally bound by full Net Neutrality rules.  This transaction will extend our commitment to millions of Time Warner Cable customers in cities from New York to Los Angeles.

Understandably, even with all of these compelling benefits, we expect some of the witnesses to raise questions about our companies combining.  While we respect their opinions, the facts just don’t support the concerns they have raised.

This transaction will not lead to any reduction in competition or consumer choice in any market. Our companies serve separate and distinct geographic areas. We don’t compete for customers anywhere. We will not have undue power in negotiating with program networks, and we have a great record of working with programmers from the largest to the smallest.

When Comcast has promised to deliver competitive and public interest benefits in past transactions, we didn’t just keep our promises – we over-delivered.  If this transaction is approved, we’ll do so again.

This transaction will allow us to build a better Comcast for millions of Americans. I look forward to presenting the numerous pro-consumer, pro-competitive benefits of our transaction and addressing questions from the Committee members.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013,

August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.